

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 13, 2023

Bin Vincent Xue
Chief Executive Officer
Webuy Global LTD
35 Tampines Street 92
Singapore 528880

> **Re: Webuy Global LTD**
> **Draft Registration Statment on Form F-1**
> **Submitted December 8, 2023**
> **CIK No. 0001946703**

Dear Bin Vincent Xue:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services